Exhibit 99.3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for First Quarter 2017

Heidelberg, Germany, May 17, 2017 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended March 31, 2017.

"We are continuously advancing our NK-cell engager pipeline in hematological and solid tumors, developing several well-differentiated programs,” said Dr. Adi Hoess, CEO of Affimed. “Furthermore, clinical data from a subset of patients in our GHSG-sponsored Phase 2a trial with AFM13 are very encouraging, as they provide further evidence of efficacy as monotherapy in heavily pre-treated patients.”

First Quarter Updates

NK-cell engager programs

•	In Affimed’s Phase 1b combination study of AFM13 with Keytruda (pembrolizumab) in Hodgkin lymphoma (HL), data read-out is ongoing and the Company continues to anticipate providing an update in the second half of 2017.

•	For the Company’s Phase 2a monotherapy study of AFM13 in HL, the patient population for HL has evolved rapidly with most patients receiving brentuximab vedotin (BV). Also, an increasing number of relapsed or refractory patients are being treated with recently approved anti-PD1 antibodies. Accordingly, as previously announced, the study protocol has been amended by the study’s sponsor, the German Hodgkin Study Group to ensure the recruitment of a homogeneous patient population. The study will now recruit patients pre-treated with both BV and anti-PD1. In addition, different dosing regimens are being investigated to provide improved exposure and convenience in these heavily pre-treated patients. In a subset of patients enrolled under the original study protocol, partial responses were observed in both arms of the study. In detail, 2 of 7 patients experienced partial responses who had failed prior standard treatments including BV and were anti-PD-1-naïve. This suggests that AFM13 is active as a single agent in this heavily pre-treated group of patients. Affimed continues to anticipate providing an update on the study in the second half of 2017, with the study expected to begin recruiting under the new design in the first half of 2017. Full data from the ongoing study will be presented upon its completion, which is anticipated in 2019.

•	In its collaboration with The University of Texas MD Anderson Cancer Center (MDACC), Affimed is evaluating its tetravalent bispecific immune cell engager technology in combination with MDACC’s natural killer (NK-) cell product. The preclinical research activities are advancing as planned and the Company intends to provide regular progress updates.

•	At the AACR Annual Meeting in Washington, D.C. in April 2017, the Company provided insights into how its NK-cell engagers modulate NK-cell function. The data highlight AFM13’s potential to therapeutically reactivate NK-cells that are dysregulated in cancer and support the strategy of combining Affimed’s NK-cell engagers with cytokines to potentially achieve deeper clinical responses.

•	Affimed continues to advance its first-in-class EGFR-targeting NK-cell engagers to address the critical unmet need in solid tumors. Data presented on AFM24, an EGFR/CD16A-targeting tetravalent bispecific antibody, at the AACR Annual Meeting, showcased AFM24’s novel mechanism of action offering higher efficacy and an improved safety profile as compared to current EGFR-targeting marketed agents. In particular, in vivo data showed an excellent safety profile in toxicity studies in cynomolgus monkeys, with single intravenous administration being well-tolerated up to the highest dose level of 93.75 mg/kg. Affimed plans to present further data on its EGFR-targeting antibodies at the upcoming EACR-AACR-SIC Special Conference in Florence, Italy, in June 2017.

•	Also at the AACR Annual Meeting, Affimed presented data for AFM26, its first-in-class BCMA/CD16A-targeted tetravalent bispecific antibody designed to redirect NK-cell cytotoxicity to multiple myeloma (MM). The data underscored that, compared to a T-cell engager, Affimed’s NK-cell engager AFM26 is similarly potent, but shows a reduced cytokine release pattern. This points to an improved safety profile, making AFM26 uniquely suited to engage NK-cells in MM. Affimed plans to present further data on its BCMA-targeting antibodies at the upcoming ASCO Annual Meeting in Chicago, IL and the EACR-AACR-SIC Special Conference in Florence, Italy, both in June 2017.

T-cell engager programs

•	Affimed continues to anticipate providing an update on the Phase 1 dose-escalation trials of its tetravalent bispecific CD19/CD3-targeting antibody AFM11 in patients with relapsed and refractory acute lymphocytic leukemia (ALL) and in non-Hodgkin lymphoma (NHL) in the first half of 2017. Both trials are ongoing and recruiting, with additional sites being opened on an ongoing basis to accelerate recruitment.

•	Amphivena Therapeutics, Inc. has initiated a first-in-human Phase 1 dose escalation and expansion trial of AMV564, a CD33/CD3-specific antibody based on Affimed’s technology platform, in patients with relapsed or refractory acute myeloid leukemia (AML). Affimed owns ~23% of Amphivena and has participated in their recent Series A-extension financing.

•	Affimed presented data on its MHC-peptide-targeting discovery program at the AACR Annual Meeting. The Company, together with its collaboration partner Immatics and its subsidiary AbCheck, has successfully developed novel tumor-targeting bispecific T-cell engagers with the potential to open up the therapeutic space to T-cell-engagement by providing access to intracellular proteins that are presented as disease-specific MHC/peptide complexes.

Financial Updates

(Figures for the first quarter of 2017 and 2016 represent unaudited figures)

Cash and cash equivalents and financial assets totaled €53.7 million as of March 31, 2017 compared to €44.9 million as of December 31, 2016. The increase was primarily attributable to the net proceeds of €16.4 million from the public offering, partially offset by Affimed’s operational expenses.

Net cash used in operating activities was €7.2 million for the first quarter of 2017 compared to €8.5 million for the first quarter of 2016. The slight decrease was related to lower cash expenditure for research and development (R&D) in connection with our development and collaboration programs.

Revenue for the first quarter of 2017 was €0.4 million compared to €1.9 million for the first quarter of 2016. Revenue in the first quarter of 2017 was derived from Affimed’s collaboration with LLS and AbCheck service revenue, while revenue in the first quarter of 2016 related predominantly to the collaboration with Amphivena. In the first quarter of 2017, Affimed funded Amphivena with €0.6 million which was offset against consideration under the Amphivena agreement of €0.5 million.

R&D expenses for the first quarter of 2017 were €5.4 million compared to €7.1 million for the first quarter of 2016. The decrease was primarily related to lower expenses for AFM13, preclinical programs and infrastructure. G&A expenses for the first quarter of 2017 were nearly unchanged with €2.2 million compared to €2.1 million for the first quarter of 2016.

Net loss for the first quarter of 2017 was €7.8 million, or €0.19 per common share, compared to a net loss of €8.5 million, or €0.25 per common share, for the first quarter of 2016. The decrease in net loss was primarily related to lower spending on R&D for AFM13, preclinical programs and infrastructure. In addition, the result was affected by lower revenue and lower finance costs.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference call and webcast information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. ET. A webcast of the conference call can be accessed in the “Events” section on the “Investors & Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK- and T-cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

IR Contact:

Caroline Stewart, Head IR

Phone: +1 347394 6793

E-Mail: IR@affimed.com or c.stewart@affimed.com

Media Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited consolidated statement of comprehensive loss (in € thousand)

	For the three months ended March 31
	2016	2017

Revenue	1,936	399

Other income (expenses) – net	86	(9)
Research and development expenses	(7,068)	(5,442)
General and administrative expenses	(2,093)	(2,246)

Operating loss	(7,139)	(7,298)

Finance income / (costs) - net	(1,322)	(456)

Loss before tax	(8,461)	(7,754)

Income taxes	(1)	(1)

Loss for the period	(8,462)	(7,755)

Total comprehensive loss	(8,462)	(7,755)

Loss per share in € per share (undiluted = diluted)	(0.25)	(0.19)

Affimed N.V.

Consolidated statement of financial position (in € thousand)

	December 31, 2016	March 31, 2017
		(unaudited)
ASSETS
Non-current assets

Intangible assets	55	55
Leasehold improvements and equipment	822	828
	877	883

Current assets

Inventories	197	191
Trade and other receivables	2,255	2,275
Other assets	516	12
Financial assets	9,487	4,676
Cash and cash equivalents	35,407	49,007
	47,862	56,161

TOTAL ASSETS	48,739	57,044

EQUITY AND LIABILITIES
Equity

Issued capital	333	439
Capital reserves	190,862	207,352
Accumulated deficit	(152,444)	(160,199)
Total equity	38,751	47,592

Non current liabilities

Borrowings	3,617	3,300
Total non-current liabilities	3,617	3,300

Current liabilities

Trade and other payables	5,323	4,536
Borrowings	973	1,389
Deferred revenue	75	227
Total current liabilities	6,371	6,152

TOTAL EQUITY AND LIABILITIES	48,739	57,044

Affimed N.V.

Unaudited consolidated statement of cash flows (in € thousand)

For the three months ended March 31
	2016	2017
Cash flow from operating activities
Loss for the period	(8,462)	(7,755)
Adjustments for the period:
- Income taxes	1	1
- Depreciation and amortization	105	86
- Share based payments	947	565
- Finance income / costs – net	1,322	456

	(6,087)	(6,647)
Change in trade and other receivables	(999)	(12)
Change in inventories	(14)	6
Change in other assets	(230)	97
Change in trade, other payables and deferred revenue	(1,060)	(640)

Cash used in operating activities	(8,390)	(7,196)
Interest received	0	24
Paid interest	(125)	(62)

Net cash used in operating activities	(8,515)	(7,234)

Cash flow from investing activities
Purchase of intangible assets	(10)	(9)
Purchase of leasehold improvements and equipment	(113)	(83)
Cash paid for investments in financial assets	(18,128)	(4,655)
Cash received from maturity of financial assets	0	9,209

Net cash used for investing activities	(18,251)	4,462

Cash flow from financing activities
Proceeds from issue of common shares	0	17,901
Transaction costs related to issue of common shares	0	(1,463)
Cash flow from financing activities	0	16,438

Net changes to cash and cash equivalents	(26,766)	13,666
Cash and cash equivalents at the beginning of the period	76,740	35,407
Exchange-rate related changes of cash and cash equivalents	(793)	(66)
Cash and cash equivalents at the end of the period	49,181	49,007

Affimed N.V.

Unaudited consolidated statement of changes in equity (in € thousand)

	Issued capital	Capital reserves	Accumulated deficit	Total equity

Balance as of January 1, 2016	333	187,169	(120,228)	67,274

Equity-settled share based payment awards		947		947
Loss for the period			(8,462)	(8,462)

Balance as of March 31, 2016	333	188,116	(128,690)	59,759

Balance as of January 1, 2017	333	190,862	(152,444)	38,751

Issue of common shares	106	15,925		16,031
Equity-settled share based payment awards		565		565
Loss for the period			(7,755)	(7,755)

Balance as of March 31, 2017	439	207,352	(160,199)	47,592